Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via Edgar

April 8, 2025

Morgan Youngwood and Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Jingbo Technology, Inc. (the “Company”) Form 10-K/A for the Fiscal Year Ended February 29, 2024 Form 10-K for the Fiscal Year Ended February 29, 2024 Response dated March 14, 2025 File No. 000-56570

Dear Messrs. Youngwood and Krikorian,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 25, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K/A (the “Form 10-K/A”) for the Fiscal Year Ended February 29, 2024 and Form 10-K for the Fiscal Year Ended February 29, 2024 (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. The Company has filed an amendment to the Form 10-K (the “Amendment”) in response to the Staff’s comments.

Form 10-K/A for the Fiscal Year Ended February 29, 2024

VIE Structure and Risks Relating to Our Corporate Structure, page 3

1.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company has amended page 3 of the Amendment in response to the Staff’s comments.

Financial Information Related to the Consolidated VIEs, Trusts and Partnerships, page 8

2.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company has amended pages 8-11 of the Amendment in response to the Staff’s comments.

Transfers of Cash through Our Organizations, page 8

3.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company has amended page 11 of the Amendment in response to the Staff’s comments.

Item 1A. Risk Factors

“We do not have direct ownership of some of our operating entities in Chinese Mainland, but exercise control over...”, page 16

4.	You disclose that 31% of [Y]our current revenue is derived from our VIEs in Chinese Mainland. Your disclosures appear to infer ownership over the VIEs (e.g., “our VIEs”). Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

Response: The Company has amended the Risk Factors section in response to the Staff’s comments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedure, page 69

5.

We note your response to prior comment 3 and reissue our comment. We note that you did not disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of February 29, 2024. Please revise to disclose management’s conclusion of the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities

Exchange Act of 1934. We refer you to Item 307 of Regulation S-K. Please note that Item 9 of the Form 10-K requires that you furnish information required by Item 307 and 308 of Regulation S-K.

Response: The Company has amended page 72 of the Amendment in response to the Staff’s comments.

6.	We note that your most recent amendment no longer includes the following statement “Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of February 29, 2024.” Please revise to disclose management’s conclusion of the effectiveness of your internal controls over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. We refer you to Item 308 of Regulation S-K. Please note that Item 9 of the Form 10-K requires that you furnish information required by Item 307 and 308 of Regulation S-K. In this respect, you are required to disclose managements’ conclusion of the effectiveness of both disclosure controls and procedures and internal controls over financial reporting.

Response: The Company has amended page 72 of the Amendment in response to the Staff’s comments.

* * *

Please contact the undersigned at +1 310 7285129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Zhang Guowei